SEC
Mail Processing
Section
NOV 30 2015
Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16022410

hours per response...... 12.00

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-43494 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street #160
(No. and Street)

| Newport Beach | CA | 92660 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Reny Greenleaf 949-752-5206
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia, LLP
(Name – *if individual, state last, first, middle name*)

| 3501 Jamboree Road, #540 | Newport Beach | CA | 92660 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED
2015 NOV 30 PM 3:51
SEC / TM

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Robert W. Knutsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30th, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert W. Knutsen, CEO

Title

Notary Public

R. DALBY
Commission # 1998192
Notary Public - California
Orange County
My Comm. Expires Dec 11, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JDL Securities Corporation

We have audited the accompanying financial statements of JDL Securities Corporation (the "Company"), which comprise of the statement of financial condition as of September 30, 2016, and the related statement of income, changes in stockholder's equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA
November 29, 2016

**JDL SECURITIES CORPORATION**
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents: | | |
| Cash | | $ 47,957 |
| Deposit - Clearing Agent - allowable | | 25,000 |
| Total cash and cash equivalents | | 72,957 |
| Receivables: | | |
| Commissions | $ 2,985 | |
| Mutual fund concessions | | |
| Under 30 days - allowable | 3,450 | |
| 12b(1) - non allowable | 87,000 | |
| Total receivables | | 93,435 |
| Other assets: | | |
| Prepaid expenses | 3,148 | |
| CRD (flex funding) account | 386 | |
| Due from parent | 5,609 | |
| Total other assets | | 9,143 |
| Total assets | | $ 175,535 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued liabilities | | $ 5,201 |
| Commissions payable - Settled trades | | 2,066 |
| Commissions payable - Trade not settled | | 1,725 |
| Deferred tax liability | | 21,000 |
| Total liabilities | | 29,992 |
| Stockholder's equity : | | |
| Common stock, no par value; 100,000 shares authorized; 50,100 shares; issued and outstanding | $ 50,100 | |
| Retained earnings | 95,443 | |
| Total stockholder's equity | | 145,543 |
| Total liabilities and stockholder's equity | | $ 175,535 |

**JDL SECURITIES CORPORATION**
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2016

| | | |
|---|---|---|
| Revenues: | | |
| Commissions and concessions - See Note 4 | | $ 1,685,865 |
| Interest | | 872 |
| Other revenue | | 7,525 |
| Total revenues | | 1,694,262 |
| Expenses | | |
| Administrative expense allocation - See Note 6 | $ 44,700 | |
| Clearing broker fees | 16,070 | |
| Commissions | 570,627 | |
| Data processing | 7,922 | |
| Dues and subscription | 17,550 | |
| Fidelity bond | 2,328 | |
| Maintenance | 2,899 | |
| Meals and entertainment | 494 | |
| Miscellaneous | 9,104 | |
| Office supplies and printing | 1,100 | |
| Other expense allocation - See Note 6 | 20,856 | |
| Professional fees | 25,794 | |
| Quote services | 680 | |
| Regulatory fees | 18,114 | |
| Salaries, wages and employee benefits - See note 6 | 486,958 | |
| Taxes and licenses | 521 | |
| Total expenses | | 1,225,717 |
| Income before income taxes | | 468,545 |
| Income taxes | 6,800 | |
| | | 6,800 |
| Net income | | $ 461,745 |

**JDL SECURITIES CORPORATION**
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2016

| | Common Shares | | Common Stock | | Retained Earnings | | Total |
|---|---|---|---|---|---|---|---|
| Balance, beginning of year | 50,100 | $ | 50,100 | $ | 139,698 | $ | 189,798 |
| Dividends paid | - | | - | | (506,000) | | (506,000) |
| Net income | - | | - | | 461,745 | | 461,745 |
| Balance, end of year | 50,100 | $ | 50,100 | $ | 95,443 | $ | 145,543 |

**JDL SECURITIES CORPORATION**
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2016

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 461,745 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease in receivables | 69,073 | |
| Increase in due from parent | (5,609) | |
| Decrease in CRD deposits | 578 | |
| Decrease in accounts payable | (1,845) | |
| Decrease in commissions payable - Settled trades | (2,485) | |
| Increase in commissions payable - Trade not settled | 97 | |
| Total adjustments | | 59,809 |
| Net cash flows provided by operating activities | | 521,554 |
| Cash flows from investing activities | | - |
| Cash flows from financing activities | | |
| Dividends paid | (506,000) | |
| Net cash flows used in financing activities | | (506,000) |
| Net increase in cash and cash equivalents | | 15,554 |
| Cash and cash equivalents at beginning of year | | 57,403 |
| Cash and cash equivalents at end of year | | $ 72,957 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for:

| | |
|---|---|
| Income taxes | $ 1,609 |
| Interest | $ - |

**JDL SECURITIES CORPORATION**
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2016

## (1) NATURE OF BUSINESS

JDL Securities Corporation, (the "Company", "Firm") is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment adviser registered with the Securities and Exchange Commission. The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent and Fund companies. The Firm's primary business consists of mutual funds. The Firm also conducts minimal business in over-the counter and listed securities, as well as Municipal Bonds. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

### SIPC

The SIPC assessment has been determined fairly in accordance with instructions and was remitted timely.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of September 30, 2016, the Company had $25,000 in cash equivalents that was held by their clearing firm.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. The Company estimates 12b(1) accounts receivable at $87,000 per month based on averaged historical receipts.

### Revenue Recognition

The Company receives concessions in accordance with terms stipulated in its sales agreements Investments Companies. Concessions are recognized as earned.

Receivables generated each month as a result of mutual fund transactions are recognized on the Balance Sheet at month end. Commissions receivable generated through transactions with Clearing Firm are also recognized at the end of each month. An estimate of 12b(1) fees are accrued monthly based on averaged historical receipts.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

### Income Taxes

The Firm files consolidated federal and state income tax returns with its parent, J. Derek Lewis and associates, Inc. and is allocated a portion of the consolidated tax liability based upon its share, of net income.

The Firm has adopted the provisions of FASB ASC Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC also requires the Firm to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained.

### Impact of New Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

## (3) INCOME TAXES

Income tax expense consists of the following:

| | Federal | State | Total |
|---|---|---|---|
| Current | $ 4,200 | 2,600 | 6,800 |
| Deferred | - | - | - |
| Total | $ 4,200 | 2,600 | 6,800 |

The Firm accounts for its income taxes per the Income taxes Topic of FASB ASC, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes and relates primarily to a non-allowable receivable.

The Firm's income tax returns are subject to examination by the taxing authorities for three years - Federal and four years - California, subsequent to their filing.

## (4) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

| | |
|---|---|
| Commissions - Clearing agent | $ 61,119 |
| Concessions - Direct/Mutual Funds | 85,894 |
| Concessions - Trails | 180,102 |
| Concessions - 529 Plan | 18,867 |
| Section 12b(1) fees | 1,339,883 |
| Total Commission and Concession Revenue | $ 1,685,865 |

## (4) COMMISSION AND CONCESSION REVENUE, continued

"Commissions - Clearing agent" are commissions from the following:

| | | |
|---|---|---|
| Listing / OTC | $ | 2,936 |
| Mutual Funds | | 10,938 |
| Third Market Transactions | | 6,604 |
| Trails | | 40,581 |
| Other | | 60 |
| Total Commissions and Concession Revenue | $ | 61,119 |

## (5) ACCOUNTS RECEIVABLE

At year-end September 30, 2016, accounts receivable totaled $93,435 and consisted of $2,985 commissions receivable from transactions through their Clearing Firm generated in the last month of the fiscal year, $87,000 12b(1) fees estimated based on averaged historical receipts and mutual fund concessions of $3,450 for trades placed but not cleared by fiscal year end.

## (6) RELATED PARTY TRANSACTIONS

### EXPENSE-SHARING AGREEMENT

The Firm has entered into an expense-sharing agreement with its parent, J. Derek Lewis & Associates, Inc. Under this agreement, certain administrative, personnel, and other expenses are initially paid by JDLS and reimbursed by the parent. The monthly amount received by the Firm under this agreement is $14,005.

### RETIREMENT PLAN

Effective January 1, 2013, J. Derek Lewis & Associates and its subsidiary, the Firm adopted a 401(k) Profit Sharing Plan, "the JDLA 401(k) Profit Sharing Plan". Employees over the age of 21 who have completed one month of service are eligible to participate in the 401(k) Plan. Employees have the option of making retirement contributions to their account by reducing their salary on the Pre-Tax or Roth Elective Deferral basis. The plan offers a Company Safe Harbor Match up to 4% of employee's gross salary deferral for all eligible employees. Employer contributions have a 5-year vesting schedule.

As of year-end, the Firm has contributed $34,805 to the Plan during the year.

## (7) COMMITMENTS

The Firm leases certain office equipment under operating leases. Any long-term commitments under such leases are not material.

## (8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was November 29, 2016. No transactions or events were found that were material enough to require recognition in the financial statements.

(9) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2016, the net capital was $70,400 which exceeded the required minimum capital by $65,400. The aggregate indebtedness to net capital ratio was 0.13 to 1.

**JDL SECURITIES CORPORATION**
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2016

| | | | | |
|---|---|---|---|---|
| Total equity from statement of financial condition | | | $ | 145,543 |
| Less non-allowable assets: | | | | |
| CRD (Flex Funding) deposit | $ | (386) | | |
| Prepaid expenses | | (3,148) | | |
| 12b(1) receivables | | (87,000) | | |
| Due from parent | | (5,609) | | |
| Total non-allowable assets | | | | (96,143) |
| Net capital before haircuts | | | | 49,400 |
| Add: Deferred taxes payable | | | | 21,000 |
| Net capital | | | $ | 70,400 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater) | $ | 5,000 |
| Net capital from above | $ | 70,400 |
| Excess net capital | $ | 65,400 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | | |
|---|---|---|
| Total liabilities (aggregate indebtedness) | $ | 8,992 |
| Ratio of aggregate indebtedness to net capital | | .13 to 1 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | N/A |

The net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

**JDL SECURITIES CORPORATION**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2016

Not Applicable - The Company is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(1) of the Rule.

**JDL SECURITIES CORPORATION**
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2016

The Company is not subject to the requirements of Rule 15c3-3 Customer Protection - Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder of
JDL Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) JDL Securities Corporation (the "Company") identified the following provision of 17 C.F.R 15c3-3k under which the Company claimed an exemption from 17 C.F.R 240.15c3-3: (2)(ii) the exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
November 29, 2016

**JDL SECURITIES CORPORATION**
EXEMPTION REPORT
PURSUANT TO RULE 15c-3

September 30, 2016

JDL Securities Corporation operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3.

During the year ended September 30, 2016, the Company met the provisions of this exemption without exception.

Rob Knutsen
Chief Executive Officer

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Board of Directors and Shareholder of
JDL Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by JDL Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
November 29, 2016

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **9/30/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

43494 FINRA SEP
JDL SECURITIES CORP
1001 DOVE ST STE 160
NEWPORT BEACH, CA 92660-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Reny Greenleaf
949-752-5206

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (1,730.42)

D. Assessment balance due or (overpayment) (1,730.42)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $(1,730.42)

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as F above)** $______

H. Overpayment carried forward $(1,730.42)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDL Securities Corp
(Name of Corporation, Partnership or other organization)

[signature] Greenleaf
(Authorized Signature)

CFO
(Title)

Dated the 11 day of October, 2016.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2015**
and ending **9/30/2016**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,694,262 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 1,694,262 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 1,677,137 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 22,965 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 2,730 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 1,702,831 |
| 2d. SIPC Net Operating Revenues | $ (8,570) |
| 2e. General Assessment @ .0025 | $ —0— |
| | (to page 1, line 2.A.) |